FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material fact dated February 7, 2011.

MATERIAL FACT
Banco Santander commences the
tender offer for the Polish entity Bank Zachodni WBK
Further to the Material Fact (Nº 130233) dated 10 September 2010, Banco Santander, S.A. announces that today it has launched a tender offer in Poland (the “Tender Offer”) for 100% of the share capital of the Polish entity Bank Zachodni WBK (“BZ WBK”) in accordance with applicable Polish law and regulation. The Tender Offer forms part of the agreement of Banco Santander with Allied Irish Banks (“AIB”) for the acquisition of AIB’s stake in BZ WBK announced in the referred Material Fact of 10 September 2010.
Under the Tender Offer Banco Santander is offering PLN 226.89 in cash per share (approximately EUR 58.74) resulting in a total maximum consideration of PLN 16,580,216,589.57 (approximately EUR 4,293.4 million) for the total share capital of BZ WBK.
The Tender Offer will be open for acceptance from 24 February 2011 to 25 March 2011 and it is expected to be settled on 1 April 2011.
The Tender Offer is made in Poland subject to Polish law, is subject to the terms and conditions included in the Tender Offer document (“dokument wezwania”) submitted to the Polish securities regulator — Polish Financial Supervision Commission (“Komisja Nadzoru Finansowego”) and the Warsaw Stock Exchange (“Giełda Papierów Wartościowych w Warszawie S.A.”). The consummation of the Tender Offer is subject to the satisfaction of the conditions indicated in the Tender Offer document (“dokument wezwania”), including the acceptance of the tender offer by holders of more than 70% of the outstanding shares of BZ WBK and the approval by the Polish regulatory authorities of the acquisition by Grupo Santander of BZ WBK.
Boadilla del Monte (Madrid), 7 February 2011
Important information
The information contained in this relevant fact does not constitute any offer to acquire or any invitation to subscribe for the sale of the shares in BZ WBK, which can only be made by the Tender Offer, which has been made in Poland in accordance with applicable Polish law and regulation, pursuant to the Tender Offer document (“dokument wezwania”) submitted to the Polish securities regulator — Polish Financial Supervision Commission (“Komisja Nadzoru Finansowego”) and the Warsaw Stock Exchange (“Giełda Papierów Wartościowych w Warszawie S.A.”).
The Tender Offer document shall not be distributed to or published in the United States or any jurisdiction outside Poland where the Tender Offer would not be lawful or such distribution or publishing would require any registration or action other than submission of the Tender Offer document to the Polish securities regulator — Polish Financial Supervision Commission (“Komisja Nadzoru Finansowego”) and the Warsaw Stock Exchange (“Giełda Papierów Wartościowych w Warszawie S.A.”).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: February 7th, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President